Exhibit 99.2

SIGNET

Signet Group plc

The world's largest speciality retail jeweller

KAY JEWELERS

JARED The Galleria Of Jewelry

H.SAMUEL THE JEWELLER

Ernest Jones THE DIAMOND & WATCH SPECIALIST

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Contents

2	Chairman’s statement
4	Group Chief Executive’s review
5	2006/07 Group performance
6	US operating review
10	Kay
14	Jared
18	UK operating review
20	H.Samuel
24	Ernest Jones
28	Key performance indicators
30	Summary financial statement
31	Independent auditor’s statement to the members of Signet Group plc
31	Statement of directors’ responsibilities
32	Summary consolidated income statement
32	Summary consolidated balance sheet
33	Summary consolidated cash flow statement
33	Segmental information
34	Summary report of the directors
36	Summary directors’ remuneration report
42	Shareholder information
44	Impact of constant exchange rates and 53rd week
45	Five year financial summary

Cautionary statement
regarding forward-looking statements
The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review and Summary financial statement and section 463 of the Companies Act 2006 in relation to liability for false and misleading statements. See page 43.

Group objectives

•	Continue to achieve sector leading performance standards on both sides of the Atlantic

•	Increase store productivity

•	Grow new store space in the US

•	Maintain a strong balance sheet

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1

The world’s largest
speciality retail jeweller

No.1 US speciality jewellery brand 832 stores#

No.1 US off-mall destination jeweller 135 stores#

#Store numbers as at 3 February 2007

No.1 UK speciality jewellery brand 375 stores#

No.1 UK upper middle market jeweller 206 stores#

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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2	Chairman’s statement

The Group achieved record profits

Total sales rose by
8.0%
to over
£1,893m

Profit before tax
was
£213.2m

Earnings per share up 9.3% to
8.2p

Group performance
I am pleased to report that the Group
achieved record profits in 2006/07.
Financial highlights of the year
included:
• Sales up 8.0% to £1,893.2 million;
• Profit before tax up 6.4% to £213.2 million; and
• Earnings per share up 9.3% to 8.2p.

The US division substantially
strengthened its position as the
largest speciality retail jeweller
in the US, continued to achieve
sector-leading operating ratios and
increased space by 11%, a little
above the top end of its target range.
Kay built further on its position as
the leading US speciality jeweller by
sales and Jared is now the number
four brand in the sector. In a trading
environment that continued to be
challenging, the UK division achieved
a solid increase in operating profit
and an improved operating margin.

During 2006/07 the Group again
made good progress towards its
objectives which are to:
• continue to achieve sector leading performance standards on both sides of the Atlantic;
• increase store productivity in the US and the UK;
• grow new store space in the US; and
• maintain a strong balance sheet.

Signet has been a member of the FTSE4Good Index since it was established, and endeavours to meet its changing criteria. During the year the Group continued to support the activities of the Council for Responsible Jewellery Practices and the World Diamond Council, as we believe this to be the best and most effective way to achieve improvements in the sector’s supply chain with regard to social, ethical and environmental issues. The Group has recently written to most of its suppliers of diamond and gold jewellery highlighting the importance we place on a responsibly managed supply chain and reminding them of the expectations we have of them. The Group also takes its environmental responsibilities seriously and seeks opportunites to improve its performance.

The Group’s distribution policy is regularly reviewed by the Board taking into account earnings, cash flow, gearing and the needs of the business. On 5 February 2007 the redenomination of the Company’s share capital became effective, therefore the final dividend will be declared in US dollars. The Board is pleased to recommend a final dividend of 6.317 cents per share (2005/06: 2.8875p) . Based on the exchange rate on 17 April 2007, this represents a total dividend for the year of 3.6p, an increase of 9.1% (see Summary report of the directors). A £50 million share repurchase programme was announced in July 2006 and this has now been substantially completed.

Current trading
Since the start of the financial year the trading environment in the US appears to have weakened somewhat. As a result, in the year to date, the US business has experienced a low single digit like for like sales increase on an underlying basis, after taking into account the adverse weather disruption over Valentine’s Day and the benefit of the timing of promotional events. The strong competitive advantages of the division means it continues to be well positioned to gain further market share. The US bad debt performance remains comfortably within the range of the last ten years. In the UK, the like for like sales growth has strengthened a little from the performance of last year, although the marketplace remains challenging. On both sides of the Atlantic, a tight control of costs has been maintained.

People
I would like to thank our staff and management for their invaluable contribution to the continued success of the Group. In particular, James McAdam who stood down as Chairman in June 2006, deserves special thanks for his long and invaluable service to the Group. I am pleased to report that he has recovered from the illness that prevented him from attending the 2006 annual general meeting.

Malcolm Williamson
Chairman
18 April 2007

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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3

Maintaining our competitive edge

Our strengths lie in our superior staff, processes and systems. These have been built up over time and developed within our disciplined but enthusiastic culture.

The strongest characteristics of that culture are a continuous drive to improve everything we do, a belief in excellence in execution and the thorough testing of initiatives before we roll them out.

Uncompromising customer service

•	Continuing programmes in product knowledge and selling skills

•	At least one trained diamontologist in every US store, including all store managers

•	Over 1,900 UK store personnel qualified by the National Association of Goldsmiths

Merchandising for superior value

•	Largest direct diamond sourcing capability in both the US and UK

•	Each diamond is hand selected to ensure consistent quality

•	The Leo Diamond has become a prime example of successful branding in jewellery

Increasing brand awareness

•	Advertising and marketing spend is the largest among speciality retail jewellers in the US and UK

•	Highly successful national television advertising in the US

•	H.Samuel the only UK jeweller with national television advertising

High quality real estate

•	Strict operational and financial real estate investment criteria

•	Largest increase in US space within jewellery sector over the last five years

•	44% of UK sales from more customer-friendly store format

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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4	Group Chief Executive’s review

Successfully implementing our proven growth strategy

Group operating
profit was
£221.4m

Operating profit
rose by
10.1%

Total US sales up
14.9%
to $2,652m

Total UK sales up
2.7%
to £482.5m

Group results
In the 53 weeks to 3 February 2007 total sales rose by 11.5% at constant exchange rates (see page 44); the reported increase was 8.0% to £1,893.2 million (2005/06: £1,752.3 million). Total sales were adversely impacted by 3.5% due to the movement in the average US dollar / pound sterling exchange rate from $1.80 / £1 to $1.88 / £1 but benefited from the 53rd week which contributed 1.6% to Group sales (see page 44). Like for like sales advanced by 4.8%, with US sales negatively affected by a change in timing of a Valentine’s Day 2007 promotional event which moved into the first week of 2007/08. On a 52 week basis to 27 January 2007, which was not affected by this promotional timing difference, like for like sales were up by 5.4%.

Operating profit increased by 10.1% at constant exchange rates (see page 44); the reported increase was 6.3% to £221.4 million (2005/06: £208.2 million). The 53rd week contributed £1.8 million to Group operating profit. Operating margin was 11.7% (2005/06: 11.9%) . Profit before tax was up by 10.1% at constant exchange rates (see page 44) and by 6.4% on a reported basis to £213.2 million (2005/06: £200.4 million), the 53rd week contributing £1.5 million. The tax rate was 33.6% (2005/06: 34.7%) . Earnings per share rose by 12.3% at constant exchange rates (see page 44) and by 9.3% on a reported basis to 8.2p (2005/06: 7.5p), the 53rd week contributing 0.1p.

The balance sheet remains strong and gearing (net debt to total equity) at 3 February 2007 was 13.4% (28 January 2006: 11.2%) . Total investment in fixed and working capital during the year was £158.5 million (2005/06: £147.1 million), predominantly to fund the record number of new stores opened. The return on capital employed (“ROCE”) improved to 22.8% (2005/06: 22.4%).

US division
During 2006/07 significant progress
was made in implementing the
division’s strategy of:
• gaining further profitable market
share;
• achieving above sector average
like for like sales growth; and
• increasing new store space by
8% – 10% per annum.

Total dollar sales increased by 14.9% (13.2% on a 52 week basis, see page 44). The division significantly outperformed the total US jewellery market which grew by 7.1% to $63.1 billion in calendar 2006 (2005: $58.9 billion, Source: US Department of Commerce); its share of the speciality jewellery market was 8.8% (2005: 8.2%) . The division’s like for like sales rose by 6.2% (on a 52 week basis to 27 January 2007, which was not impacted by the change in timing of a Valentine’s Day promotional event, like for like sales were up 7.0%).

Operating profit rose by 8.6% at constant exchange rates (see page 44). On a reported basis operating profit increased by 4.0% to £173.8 million (2005/06: £167.1 million). The commencement of television advertising for Valentine’s Day 2007 in the last week of 2006/07, with the related sales benefit occurring in 2007/08, meant that the 53rd week did not contribute to operating profit.

As part of the $1 billion five year expansion programme announced last year, new store space grew by 11% (2005/06: 9%), slightly above the 8% – 10% target range. This was the largest annual increase since the acquisition of Marks & Morgan in 2000/01. Compound annual growth in new store space over the last five years has been 8%. While Jared accounted for the majority of the space growth over this period, Kay has increased its store base by almost 25% since 3 February 2002. Over the longer term the US division has the potential to almost double store space within the three existing formats of Jared, Kay and the regional brands.

Where appropriate, acceleration of the US division’s growth through acquisitions will be considered. However, as always, the Group’s strict operational and financial criteria will be applied to any such opportunities.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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5

UK division
The UK division’s strategy remains to:
•	improve store productivity and operating margin;
•	lift the average transaction value; and
•	increase diamond participation in the sales mix.

Whilst the retail environment remained challenging, UK operating profit rose 12.0% to £55.0 million (2005/06: £49.1 million), the 53rd week contributing £1.8 million. Like for like sales were up 1.2% . The division achieved a healthy operating margin of 11.4%, a good ROCE of 32.7% and strong cash flow. Notwithstanding the demanding trading conditions, the average transaction value was up by 10.5% to £63 (2005/06: £57) and diamond sales increased to 30% (2005/06: 29%) of the product mix.

In 2006/07, there was a significant initiative to further differentiate the division’s brands within the marketplace by implementing a greater focus on jewellery collections, exclusive ranges and the assortment of diamond merchandise offered. The business continued to emphasise customer service with the launch of major new staff training programmes. The development of television advertising continued with H.Samuel moving to national coverage, and Ernest Jones maintaining a similar level to the prior year. While the number of stores remodelled during the year was fewer than in 2005/06, it was in line with the normal refurbishment cycle. In implementing these initiatives the division continued to draw on the US business’ best practice and experience. Terry Burman Group Chief Executive 18 April 2007
Group performance

†	Final dividend translated at US$/£ exchange rate as at 17 April 2007.
*	53 week year

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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6	US operating review

5.7%
c.a.g.r of US jewellery market over 25 years

4.2%
Signet’s share of the US jewellery market

8.8%
Signet’s share of the US speciality jewellery market

US jewellery market

Total US jewellery sales, including watches and fashion jewellery, are estimated by the US Department of Commerce to have been $63.1 billion in calendar 2006 (2005: $58.9 billion).

Long term growth
The US jewellery market has grown at a compound annual growth rate of 5.7% over the last 25 years and in calendar 2006 grew by 7.1% . Management believes that the jewellery category competes with other sectors, such as electronics, clothing and furniture, for consumers’ discretionary spending.

Jewellery sector sales have, over the longer term, grown faster than retail sales and the rate of growth accelerates and slows broadly in line with major non-food retail categories (see graph below). Management believes that a major contributor to the relationship with other non-food retail categories is that the majority of jewellery sales are made in the middle mass market for bridal related or annual gift giving events.

Management believes that the long term outlook for jewellery sales is encouraging given the growth in disposable incomes and the increasing number of women in the work force. However, jewellery sales are still subject to fluctuations within the general level of retail sales.

Market structure
The total US retail jewellery market includes formats such as department stores, discount outlets, television home shopping, internet retailers and general merchandise, apparel and accessory stores. The largest jewellery retailer, with an estimated 4.6% market share, is Wal-Mart Stores, Inc. Signet is the second largest and has steadily grown its market share to 4.2% in 2006.

Speciality jewellery sector
Speciality retailers accounted for 47.7% of the total jewellery market in calendar 2006; and the speciality sector grew by 6.7% . The US division became the largest speciality jewellery retailer in the US in 2005 and has an 8.8% speciality sector share.

Signet’s largest direct competitor is Zale Corporation which has a speciality market share of 7.4%. Competition is also encountered from a limited range of large regional jewellery chains. Independent retail jewellers account for in excess of 70% of the speciality market. Over the last ten years the market share of the independent jewellers (chains of fewer than 100 stores) has fallen to about 74% in 2005 from about 84% in 1996.

Diamond jewellery sales
Diamond jewellery accounts for some 55% of total jewellery sales in the US market (source: Diamond Information Center). About 50% of worldwide diamond jewellery sales are made in the US according to the International Diamond Exchange.

25 year c.a.g.r. of 5.7% Source: US Department of Commerce

Bridal jewellery accounts for around 45% of Signet’s US sales.

Diamond jewellery accounts for 72% of Signet’s US sales.

There is an extensive luxury watch selection in every Jared store.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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7

Our US strategy

•	Gain further profitable market share

•	Achieve above sector average like for like sales growth

•	Increase new store space by 8% – 10% per annum

Total $ sales up by
14.9%

Like for like sales up by
6.2%

$ operating profit increased by
8.6%

Operating margin
12.3%

ROCE
21.5%

Our performance

The US business accounted for 75% of Group sales and 76% of Group operating profit (excluding Group central costs of £7.4 million). Like for like sales increased by 6.2% . At constant exchange rates sales increased by 14.9% to £1,410.7 million and operating profit by 8.6% to £173.8 million (see page 44). The division achieved a ROCE of 21.5% (see table below for details).

The operating margin of 12.3% remained within the range of the last five years (2005/06: 13.0%) . Expense leverage of 70 basis points from like for like sales growth partly offset the impact of additional immature space of 50 basis points as well as the adverse effect of both the movement in gross margin percentage of 70 basis points and the 53rd week of 20 basis points.

Expense leverage was curtailed by an above normal level of increase in healthcare costs, freight charges and property taxes. The bad debt charge was 2.8% of total sales (2005/06: 3.0%) . The proportion of sales through the in-house credit card was 51.7% (2005/06: 51.6%).

The movement in gross margin percentage reflected the adverse impact of higher commodity costs, changes in mix and a slightly more competitive pricing environment in the fourth quarter. In 2006/07 gold prices increased significantly, however, diamond prices were broadly stable. The variance in mix reflected the growth of Jared and an increase in diamond participation, both of which are driving like for like sales growth and expense leverage. All of these factors were partly offset by supply chain initiatives, and selective pricing changes predominantly implemented in the second quarter of 2006/07.

ROCE was 21.5% (2005/06: 22.4%) reflecting the additional investment in an 11% increase in space. The proportion of stores under six years old in 2006/07 was 32% compared to 22% in 2001/02 (treating the acquired Marks & Morgan sites as existing stores). The higher proportion of immature store space constrains the ROCE in the short term, but increases operating profit and drives future growth.

Merchandise mix

2006/07

Diamond jewellery	72%
Gemstones	9%
Gold jewellery	7%
Watches	7%
Repairs and accessories	5%
Average selling price	$368

	53 weeks to	52 weeks to			Change at		Like
	3 February	28 January	Change		constant		for like
Performance	2007	2006	reported		exchange rates	(1)	change

	£m	£m	%		%		%

Sales	1,410.7 (2)	1,282.7	10.0	(2)	14.9		6.2	(3)
Operating profit	173.8	167.1	4.0	(2)	8.6
Operating margin	12.3%	13.0%
ROCE	21.5%	22.4%

(1)	See page 44 for reconciliation of impact of exchange rates.
(2)	The additional 53rd week contributed 1.7% to sales and had no impact on operating profit (see page 44).
(3)	Like for like sales for the 52 weeks to 27 January 2007, which were not impacted by a change in timing of a Valentine’s Day promotion, were 7.0%.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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8	US operating review (continued)

4,590
certified diamontologists

About
50%
of diamonds sold are direct sourced

Gross marketing expenditure was
7.0%
of sales

Store operations

Customer service
The sales associate’s ability to communicate and explain the value and quality of merchandise plays a significant part in a retail jewellery purchase. Therefore, specialised training for retail associates is consistently provided, and the division’s size provides leverage of training resources and systems. The division now has at least one certified diamontologist in each of its stores and all store managers are required to be so qualified.

During 2006/07 the first phase of an enhanced training system, to develop customer service skills and product knowledge further, was introduced into the stores and the systems for training jewellery repair staff were improved. Store staff also received additional training on supply chain issues such as conflict diamonds and the environmental impact of gold mining.

Customer satisfaction
A customer satisfaction index covering 12 criteria was introduced during 2005/06 in certain trial stores and was expanded to all stores during 2006/07. Each store is benchmarked against others in its district, region and across the division based on customer feedback. The scores are reported on a monthly basis highlighting areas of good performance and those for improvement.

Merchandising

Merchandise selection
The mall brands and Jared both offer a core merchandise selection around which each store is merchandised on an individual basis. Superior experience within the merchandising staff, better systems and financial strength facilitate providing value, quality and consistency to the consumer. This approach enables the division to deliver a focused assortment of merchandise to maximise sales, minimise the need for discounting and accelerate inventory turn.

Supply chain
The division purchases merchandise at every stage of the supply chain. About 50% of the diamonds sold by the division are sourced loose either as polished or rough stones. In 2005/06 a multi-year trial, involving the purchase and contract polishing of rough diamonds was commenced. In 2006/07 it was expanded. In 2007/08 it is planned that the capability will be taken to the next stage of development. The loose polished diamonds are supplied to contract manufacturers who then produce finished jewellery. This direct sourcing capability helps ensure consistency of quality in the diamond jewellery ranges, an important competitive advantage.

Marketing

Brand recognition
The division continues to strengthen and promote its brands and build name recognition through an integrated marketing campaign using the following channels: television; radio; print; catalogues; direct mail; telephone marketing; point of sale signage; in-store displays; and the internet. Advertising activities are concentrated during periods when customers are expected to be most receptive to the marketing message.

Marketing spend
Gross advertising and marketing expenditure increased by 20.7% to $184.5 million (2005/06: $152.8 million), reflecting the sales growth achieved by Kay and Jared as well as the impact of the 53rd week. Over the last five years, advertising and marketing expenditure has increased by some 80%. Gross expenditure as a percentage of sales was 7.0% (2005/06: 6.7%) reflecting the increasing proportion of sales from Jared which has a higher percentage of sales spent on marketing than the mall brands and the impact of year end timing differences. The proportion of television advertising expenditure to sales continues to grow and the cost of national television advertising is leveraged as the number of stores increases.

Initiatives for continuous improvement 2007/08

•	Complete roll-out of enhanced training procedures

•	Upgrade internal store communications systems

•	Continued development of exclusive collections and expansion of rough diamond sourcing capability

•	Television advertising will again be expanded for Kay, and Jared is expected to move to national network television advertising for Christmas 2007

•	Space increase planned at top end of 8% – 10% target range

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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9

Net new store space increased by
11%

Total store investment was
$206m

Investment

Space growth	The table below sets out the store numbers, net new openings and the potential number of stores by chain:
There is potential to almost double space in the US within the existing store formats (see table top right). In 2006/07 net selling space rose by 11%, slightly above the top end of the target range of 8% – 10%. In 2007/08 space growth is expected to be at the top end of the target range.
			Net		Planned net
		28 January	openings	3 February	openings	Potential
		2006	2006/07	2007	2007/08

	Kay:
	Mall	746	26	772	25-30	850+
	Off-mall	31	21	52	35-40	500+
The majority of the space increase in 2006/07 was again from Jared, with 25 locations being opened (2005/06: 18 stores); equivalent to over 100 mall stores. Following a successful three year trial, the roll-out of Kay in off-mall locations began with 21 sites opened. A further 35-40 are planned in 2007/08. In addition, during 2006/07 a two year project to increase the capacity of the distribution centre was completed on schedule.	Outlet	1	4	5	5	50-100
	Metropolitan	3	–	3	–	30+

		781	51	832	65-75	1,430+

	Regionals	330	11	341	5	c.700
	Jared	110	25	135	20-25	250+

	Total	1,221	87	1,308	90-105	2,380+

Capital expenditure
In 2006/07 fixed capital investment was $101.1 million (2005/06: $88.4 million), including some $57 million related to new store space. In 2007/08 capital expenditure is planned to rise to about $135 million, including circa $65 million related to new space. The investment in working capital, that is inventory and receivables, associated with space growth amounted to some $119 million in 2006/07 and is expected to be higher in 2007/08.	Recent investment in the store portfolio, both fixed and working capital, is set out below:

				2006/07	2005/06	2004/05
				$m	$m	$m

	New stores:
	Fixed capital investment			57	45	27
	Working capital investment			119	96	76

	Total investment			176	141	103
	Other store fixed capital investment			30	28	29

	Total store investment			206	169	132

341
regional stores traded with sales of
$501m

Sales per store
$1.52 m

Change in store numbers:

28 Jan 06	330
Openings	21
Closures	(10)

3 Feb 07	341

Regional chains

The regionally branded stores provide the potential to develop a second national mall brand of sufficient size to justify the cost of national television advertising. This would require about 550 stores, which could be achieved in the medium term by a mixture of store openings and acquisitions. It is planned that about 5 net new stores will open in 2007/08 (2006/07: 11), and there is potential for some 700 stores. The largest regional chain is JB Robinson, which had 114 stores trading at 3 February 2007.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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10	US operating review (continued)

No. 1 speciality retail jeweller in US

Potential to add over 600 stores and further leverage the Kay brand

Total sales:

	2006/07	2005/06	2001/02
$m	1,486.7	1,290.1	951.4

5 year c.a.g.r.		9.3%

Stores:

	2006/07	2005/06	2001/02
No.	832	781	667

Sales of
$1,486.7m

42%
of Group sales

Average retail price of merchandise sold
$317

Sales per store
$1.82m

Average selling space per mall store
1,190 square feet

Introduction
In 2006/07 Kay’s sales increased by 15.2% to $1,486.7 million (2005/06: $1,290.1 million). With 832 stores in 50 states at 3 February 2007 (28 January 2006: 781 stores), Kay is targeted at the middle income consumer and nearly three quarters of its sales are diamond jewellery, with the bridal category (including engagements and anniversaries) accounting for around 45% of sales. During 2004/05 Kay became the largest speciality retail jewellery brand in the US, based on sales, and has since increased its leadership position.

Customer service
Kay’s well trained staff, with the necessary product knowledge to communicate the competitive value of the merchandise, is critical to the success of the business. During 2006/07 the roll-out of an enhanced training system began and its implementation is planned to be completed in 2007/08.

A customer satisfaction index was expanded to all stores during 2006/07. Each store is benchmarked based on customer feedback, with the scores being reported on a monthly basis highlighting areas of good performance and those for improvement.

Merchandising
There is a core inventory package that includes those items promoted by Kay’s marketing programmes. This core inventory is supplemented on a store by store basis by items selected by the division’s central merchandising function based on the sales pattern of each individual store.

In 2006/07 there was rapid growth of the newly introduced “Circle” and “Journey” merchandise, the latter being launched in conjunction with a marketing campaign by the Diamond Trading Company. The right hand ring selection has increased and the upper end of the diamond collection continued to be successfully developed. Le Vian, a prestigious fashion jewellery brand with a 500 year history is now sold in all Kay stores.

Advertising
Kay is one of a very limited number of US speciality retail jewellery brands with a presence large enough to justify national television advertising. This form of advertising is advantageous as growth in the number of advertising impressions benefits all the stores in the chain rather than those in a particular market; it also greatly assists entering new markets. The ancillary benefits include guarantees relating to audience levels, improved access to the best advertising slots and programme sponsorship opportunities.

The romance and appreciation based theme of Kay’s advertising programme continues to utilise the tag line “Every kiss begins with Kay”, which has significantly improved name recognition of the chain. This programme was supplemented with national print advertising in USA Today and national network radio advertising. An e-commerce capability was successfully launched on kay.com in September 2006.

Real estate potential
There is potential to expand Kay to over 1,430 stores. Historically Kay has been located in covered regional malls and currently has 772 such stores, with 850 plus suitable malls having been identified.

In some of the highest traffic malls a “superstore” format is being tested. These stores have increased selling space, better customer service facilities and a wider merchandise assortment, in particular a much greater selection of loose polished diamonds and settings. The format draws on the US division’s experience with Jared and the Kay metropolitan stores. At 3 February 2007 there were 11 superstores.

Since 2002, Kay formats have been developed for locations outside

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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11

The “Every kiss begins with Kay” national television
advertising campaign continued to drive brand recognition.

traditional malls as these sites present an opportunity to reach new customers who are currently aware of the brand but with no convenient access to a store, or for customers who prefer not to shop in a mall. Such stores will further leverage the strong Kay brand awareness, the marketing support and the central overhead. These formats include:

Off-mall locations
Kay lifestyle and power strip stores provide an expansion opportunity to take advantage of fast growing retail venues (see above).

Kay stores in off-mall locations were successfully tested between 2003 and

2005 with 31 stores having been opened. The roll-out to these open air centres began in 2006/07 with 21 openings. It is planned to open 35-40 in 2007/08, and the potential for over 500 suitable locations has been identified.

Outlet locations
During 2006/07 four Kay stores were opened in outlet centres. These stores provide penetration into the more value conscious sector of the market. The core merchandise is the same as in all other Kay stores, as is the pricing structure, but the range at such outlet locations is supplemented by clearance merchandise rather than fashion product. At 3 February 2007 there were five Kay stores in outlet locations and a further five are planned to be opened in 2007/08.

Metropolitan locations
Kay metropolitan stores allow penetration into high population downtown areas. The development of these stores draws on the division’s experience gained from both Jared and other Kay locations. Finding locations that meet the division’s strict operating and financial criteria is challenging in the current rental market.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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14	US operating review (continued)

No. 1 off-mall destination retail jeweller in US

Jared is Signet’s fastest growing brand with sales up 24% in 2006/07

Total sales:
	2006/07	2005/06	2001/02
$m	664.4	534.2	200.3

5 year c.a.g.r.		27.1%

Stores:
	2006/07	2005/06	2001/02
No.	135	110	55

Sales of	Introduction	Customer service
$664.4m

Jared is the Group’s fastest growing brand and the 135 stores (see map below) are equivalent in space terms to some 550 of the US division’s typical mall stores. Jared offers a wide selection of merchandise at highly competitive prices, superior customer service, and additional facilities including an on-site jewellery work shop, a diamond viewing room, a complimentary refreshment area and a children’s play corner.

Jared targets an under-served sector at the upper end of the middle market. This customer is more mature and has a higher income than that of Signet’s US mall stores.

Since Jared opened 14 years ago it has become the fourth largest US speciality jewellery retail brand by sales, and is by far the largest chain of off-mall destination jewellery stores and the only one with national coverage. Its main competitors are independent operators, with the next largest chain having about 25 stores.

Compared with its competitors, Jared benefits from leveraging the division’s established infrastructure, access to a pool of experienced store management, and availability of capital required to develop and grow the brand.

A key point of differentiation for Jared is its superior customer service. Due to its larger size, more specialist staff are available to serve the customer. For example there are dedicated managers for the diamond, watch, and gold & other jewellery departments, as well as for the repair workshop. Also more in-depth selling methodologies can be used, such as the “white glove” presentation of watches. In 2006/07, the techniques for explaining the diamond collection to customers were enhanced further.

Merchandising
Jared’s merchandising range is about five times that of one of the Group’s mall stores and includes larger and better quality diamonds, such as the “Peerless Diamond” launched chain-wide in 2006/07. The diamond range also includes an extensive choice of loose stones in sizes from 1/5 carat to five carats.

There is a wide selection of settings into which the chosen stone can be set on-site, normally within an hour. In addition each Jared has a virtual diamond vault, linked exclusively to a vendor’s inventory, allowing an item selected by the customer to be delivered to a Jared store, usually within 24 hours.

19%
of Group sales

Average retail price of merchandise sold
$719
over twice that of a Kay store.

Sales per store
$5.68m

Average selling space per store
4,900 square feet
four times that of a Kay store.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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15
“He went to Jared” national cable television advertising campaign commenced November 2006.

Watches account for about twice the sales mix in Jared compared to that of the US division as a whole. The range, which continues to be expanded, includes Baume & Mercier, Cartier, Movado, Omega, Raymond Weil, Rolex, Tag Heuer and Tissot. Each store also has a comprehensive range of gold and coloured stone jewellery.

Marketing
Jared advertising on local radio takes place for most of the year and is complemented during key trading periods by advertising on television.

Jared benefited from the roll-out of local television advertising, both network and cable, to all its markets between 2001/02 and 2005/06. For the 2006 Christmas season Jared had sufficient scale to use national cable television advertising together with local network television advertising. It is expected to be cost effective to use national network advertising for Christmas 2007.

The use of national television advertising, the most efficient and cost-effective form of marketing, will,

over time, enhance nationwide brand name recognition. It will also provide increased marketing leverage and more flexible access to prime store sites in large, high cost advertising markets. Jared has a higher advertising to sales ratio than the division’s mall stores because it is a destination store and still has an immature store profile.

Real estate
Jared locations are typically free-standing sites in shopping developments with high visibility and traffic flow, positioned close to major roads. In 2006/07, Jared entered nine new markets, with stores being opened in Los Angeles for the first time. Representation was expanded in eight markets, including such major markets as Boston, Chicago, Baltimore and Denver. It is planned to enter the major centres of New York and Philadelphia in 2007/08.

In the longer term, the chain has the potential to expand nationwide to over 250 stores, generating annual sales in excess of $1.5 billion based on the current performance of existing Jared stores.

Investment
In its first year of trading a typical Jared store requires an investment of about $3.9 million, of which about 70% is working capital. In the first five years of trading a Jared store is projected to have a faster rate of like for like sales growth than that of a mall store during the same period. At the end of this period the projected sales level is $5 million to $6 million and the expected operating margin is comparable to that of a mall store at maturity, with a greater return on capital employed.

The average sales of the 55 Jared stores that have traded through the five year period forecast in the investment models is $5.6 million in their fifth full year. At 3 February 2007 some 59% of Jared stores had been open for less than five years. The average sales per Jared store opened for the whole of 2006/07 was $5.7 million (2005/06: $5.5 million). The average sales per store for those locations that have been open for six years or more was $6.8 million in 2006/07.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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18	UK operating review

Estimated
£3.2bn
UK jewellery market

Circa 17%
Signet’s share of the UK jewellery market

UK jewellery market	Our performance

Although reliable figures on the size of the UK jewellery market are difficult to obtain, management estimates that in calendar year 2006 the size of the total UK market for fine jewellery, costume jewellery and watches was approximately £3.2 billion ($5.8 billion) (including VAT of 17.5%).

The jewellery market had grown at an estimated compound rate of 4.9% per annum from 1998 to 2004. It is estimated to have declined by 11% in 2005, when the retail sector as a whole experienced the sharpest deterioration in trading conditions since 1991, with the jewellery sector being particularly affected. In 2006 the UK jewellery market stabilised, although the volume of items to be hallmarked passed by the Assay Office continued to show a significant decline. Per capita spend on jewellery in the UK remains at approximately half the level of the US.

Market structure
The UK retail jewellery industry is very fragmented and includes speciality retail jewellers, non-speciality jewellery retailers such as mail order catalogues, catalogue showrooms and jewellery sales by department stores and supermarkets. Management believes that there are 7,000 to 8,000 speciality retail jewellery outlets in the UK, including a substantial number of independent stores. Signet has an approximate 17% share of the UK jewellery market.

The UK business accounted for 25% of Group sales and 24% of Group operating profit. Like for like sales increased by 1.2%, total sales by 2.7% to £482.5 million (2005/06: £469.6 million) and operating profit by 12.0% to £55.0 million (2005/06: £49.1 million) (see table below for details).

The UK division’s operating margin was 11.4% (2005/06: 10.5%) reflecting stable sales, tight management of gross margin and strict control of costs. Gross margin percentage increased by 30 basis points, the benefit from advantageous hedging positions and selective price increases more than offsetting higher commodity costs. Actions taken to reduce costs in early 2006 benefited the business throughout 2006/07 and resulted in a 40 basis point improvement in operating margin; the impact of the 53rd week was favourable by 20 basis points. ROCE improved to 32.7% (2005/06: 26.6%), reflecting the high leverage of capital employed in the UK division.

Store operations
An improved customer service training programme called Amazing Customer Experience (“ACE”) was introduced in 2006/07 and will be developed further in 2007/08. Training for all tiers of store operations management took place to support the introduction of the ACE programme and to build general management skills. Opportunities for enhanced store procedures and employment practices were identified through a staff opinion survey.

Performance	2006/07	2005/06	Change

	£m	£m	%

Sales
HS	260.8	256.2	1.8
EJ	217.6	208.5	4.4
Other	4.1	4.9	(16.3)

Total	482.5(1)	469.6	2.7	(1)

Operating profit	55.0(1)	49.1	12.0	(1)
Operating margin	11.4%	10.5%
ROCE	32.7%	26.6%

(1)	The 53rd week contributed 1.5% to sales and 3.6% to operating profit that is, £1.8 million (see page 44).

Merchandising mix

2006/07

Gold and silver jewellery	32%
Watches	26%
Diamond jewellery	30%
Gifts	7%
Repairs and accessories	5%
Average selling price	£63

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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19

Our UK strategy

•	Improve store productivity and operating margin
•	Lift average transaction value
•	Increase diamond participation in sales mix

Total sales up by 2.7%

Like for like sales up by 1.2%

Operating profit increased by 12.0%

Operating margin 11.4%

ROCE 32.7%

Merchandising
The division focused on the development of jewellery collections and exclusive merchandise to further differentiate its brands in the marketplace. For example, in H.Samuel the Forever Diamond selection was increased, the Soulmate and Café diamond collections were introduced and there was a range of exclusive watches from Rotary. In Ernest Jones the Leo Diamond range was further expanded, the Vintage and Nature collections launched, a selection of “Journey” pieces tested and exclusive watches from manufacturers such as Emporio Armani stocked. Since 2001/02 diamond participation has risen from 17% to 23% in H.Samuel and from 33% to 38% in Ernest Jones. The average unit selling price in H.Samuel was £42 (2005/06: £38) and in Ernest Jones £163 (2005/06: £148); during the last five years average transaction values have increased by 35.4% and 36.9% respectively.

Marketing
Television advertising was successfully expanded to national coverage for H.Samuel and regional support continued for Ernest Jones at a similar level to 2005/06. H.Samuel was also supported by national newspaper advertising during December 2006. Gross marketing expenditure represented 3.1% of sales in 2006/07 (2005/06: 3.2%).

In September 2006 an e-commerce capability was launched on the Ernest Jones website as a complement to store-based customer service. The H.Samuel website is the most visited among specialty jewellery retailers according to Hitwise, while that of Ernest Jones is the third most visited; the e-commerce initiatives are meeting their investment targets.

Investment
During 2006/07 28 stores were refurbished or relocated, including two in the traditional design. At the year end 255 stores, mostly H.Samuel, traded in the modernised format. This type of store accounted for 44% of the UK division’s sales in 2006/07. During the year 11 H.Samuel and two Ernest Jones stores were closed, and one Ernest Jones opened. At the year end there were 581 stores (375 H.Samuel and 206 Ernest Jones). The level of store capital expenditure was £8 million (2005/06: £22 million), significantly less than the prior year reflecting the phasing of the normal store refurbishment cycle and only one new store opening. The level of store refit is planned to be at a similar level in 2007/08, with some design enhancements to the Ernest Jones format being tested. Store capital expenditure is expected to increase to some £13 million largely reflecting a planned higher level of investment in relocations and new stores.

Initiatives for continuous improvement 2007/08

•	Continue developing Amazing Customer Experience staff training initiative

•	Increasing differentiation of merchandise

•	Further development of television advertising campaigns

•	Up to 30 store refurbishments

Bridal jewellery accounts for over 15% of Signet’s UK sales.

Diamonds are the UK division’s fastest growing product category.

The watch sector accounts for 26% of Signet’s UK sales and includes increasing numbers of exclusive models.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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20	UK operating review (continued)

No.1 speciality retail jeweller in UK

Nearly 150 years of
jewellery heritage

Total sales:

	2006/07	2005/06	2001/02
£m	260.8	256.2	274.0
5 year c.a.g.r.		(1.0)%

Stores:

	2006/07	2005/06	2001/02
No.	375	386	422

Sales of
£260.8m

14%
of Group sales

Average retail price of merchandise sold
£42

Average retail price of diamond jewellery
£190

Sales per store
£0.70m

Average selling space per store
1,091 square feet

Introduction
H.Samuel is the largest speciality retail jewellery brand in the UK with a market share of some 9% of the total jewellery market. It serves the core middle market customer and has nearly 150 years of jewellery heritage. It sells a broad range of gold and silver jewellery, an increasing proportion of diamond merchandise and a wide selection of watches, including Accurist, Citizen, DKNY, Fossil, Rotary, Seiko and Sekonda. It also sells an increasingly focused range of gifts and collectibles such as Lilliput Lane, Nao and Swarovski.

H.Samuel had 375 stores at 3 February 2007 and is represented in nearly all large and most medium sized shopping centres. An e-commerce capability was launched on hsamuel.co.uk in September 2005 and is meeting its investment target. It is the most visited UK speciality jewellery website according to Hitwise.

Customer service
Customer service is an essential element in the speciality jewellery sector and is a key point of differentiation of H.Samuel. The Signet Jewellery Academy is a multi-year programme and framework for training and measuring standards of capability and, is operated for all store staff. The programme was enhanced during 2006/07 with the launch of ACE, which is designed to improve product knowledge and selling skills; further developments are planned for 2007/08.	Merchandising
In 2006/07 diamond jewellery accounted for 23% of H.Samuel’s sales, up from 17% in 2001/02. This helped increase the average unit selling price to £42 from £31 over that period. Within the diamond category the average selling price increased to £190 (2005/06: £183). Since 2001, sales of gift items, repairs and accessories have declined to 17% of the total from 23% (see table below).

During 2006/07 collections of jewellery such as Glitter Sensation, Golden Fire, Rainbow Mist and exclusive lines such as Forever Diamonds, Soulmate (see below right) and Rotary Rocks were developed to increase the differentiation of the H.Samuel stores and to reinforce the brand perception as a speciality jeweller. Key volume lines to drive footfall were also successfully developed.

Marketing
For Christmas 2006 television advertising was successfully expanded to national coverage for H.Samuel using “H.Samuel helps you say it better” as a theme. H.Samuel was also supported by national press advertising in December.

For most of the year, the primary marketing used by H.Samuel is a series of catalogues distributed as inserts in newspapers and magazines, as well as by mail and available in all stores. During 2006/07 the quality of the catalogues was improved and their distribution better targeted.

Merchandise mix

	2006/07	2005/06	2001/02

Gold and silver jewellery	37%	37%	36%
Watches	23%	23%	24%
Diamond jewellery	23%	21%	17%
Gifts	11%	12%	15%
Repairs and accessories	6%	7%	8%
Average selling price	£42	£38	£31

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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H.Samuel ‘Helps you say it better’ theme used for national television advertising Christmas 2006.

Store design
H.Samuel stores are undergoing a radical refit that started six years ago. Before then stores were designed for a shopper that made a choice from a window display and who primarily required a cash and wrap service.

The new design allows an increased focus on customer service and greater convenience in presenting merchandise to customers. These factors are particularly important when selling diamond jewellery, central to the strategy of the UK division.

The format uses low level displays, which act as service counters, for jewellery, particularly diamond ranges; wall display cases are used predominantly for watches, gifts and lower value jewellery items. The clear internal lay out by department enhances the ability to provide appropriately trained specialist staff in each area. The refitted stores are much more open and inviting. While the design built on the Group’s US experience, it was adapted to H.Samuel’s merchandising and customer requirements.

In 2006/07 some evolutionary changes to the design were rolled out, having been tested during the previous year. These improved the presentation of jewellery, particularly wall show cases; more clearly displayed branded merchandise such as watches; and made more effective use of in-store signage.

Real estate
H.Samuel returned to its normal seven year refurbishment cycle in 2006/07, with 26 refits and resites, incorporating the design improvements, being completed. Two other H.Samuel stores were also refurbished. At 3 February 2007 217 stores, accounting for some 65% of sales, traded in the more customer focused format.

Up to 20 refits and resites are planned in 2007/08. The conversion programme for H.Samuel is anticipated to be finished in 2009/10. Once the programme is completed, the cost of store refurbishment is expected to reduce significantly as the structural work involved will be much less.

H.Samuel will increasingly focus on larger stores where it is better able to offer more specialist customer service, a wider range of jewellery and benefit from the more customer friendly format. The number of H.Samuel stores is therefore likely to decline in smaller markets as leases expire or suitable real estate transactions become available. Over the last five years there has been a reduction of 53 stores.

Need some help?

H.Samuel offer the broadest range of gift and after sales services to ensure your jewellery and watches remain as beautiful as the day you bought them. Just ask!

•	Watch straps fitted
•	Battery replacement available
•	Jewellery and watch repairs and alterations
•	Complimentary jewellery cleaning services
•	Engraving
•	Valuations
•	Gift vouchers
•	Jewellery insurance
•	0% APR interest free credit
•	30 day exchange and refund guarantee

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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24	UK operating review (continued)

No. 1 upper middle market speciality jeweller in UK

Highest sales density per square foot of any Signet brand

Total sales:

	2006/07	2005/06	2001/02
£m	217.6	208.5	167.2
5 year c.a.g.r.		5.4%

Stores:

	2006/07	2005/06	2001/02
No.	206	207	184

Sales of £217.6m

11% of Group sales

Average retail price of merchandise sold
£163

Average retail price of diamond jewellery
£413

Sales per store
£1.08m

Average selling space per store
864 square feet

Introduction
Ernest Jones is the largest upper middle market speciality retail jewellery brand in the UK with a near 8% share of the total jewellery market. It sells a broad range of diamond and gold jewellery as well as prestige watches such as Breitling, Cartier, Gucci, Longines, Omega, Rado, Raymond Weil, Rolex and Tag Heuer. It also sells contemporary fashion watches such as Burberry, DKNY, Emporio Armani, Hugo Boss and a range of traditional watches including Accurist, Rotary, Seiko and Tissot.

Ernest Jones had 206 stores at 3 February 2007 and is represented in nearly all large shopping centres. An e-commerce capability was launched on ernestjones.co.uk in September 2006 and is meeting its investment targets. It is the third most visited UK speciality jewellery website according to Hitwise.

Customer service
Ernest Jones’ positioning as ‘The diamond and watch specialist’ means that the product knowledge and customer service skills of the store staff is very important. In 2006/07 a new training system called ACE was introduced. This provided improved training on how to identify and respond to each customer’s individual requirements. It is intended that ACE will be further developed in 2007/08.

Merchandising
In 2006/07 diamond jewellery accounted for 38% of Ernest Jones’ sales, up from 33% in 2001/02. This helped increase the average unit selling price to £163 from £119 (see table below). Within the diamond category the average selling price increased to £413 (2005/06: £395).

Diamonds remained an important focus for Ernest Jones. The Leo range, exclusive to Ernest Jones in the UK, was further developed in 2006/07. White metal ranges have grown significantly. A number of new collections were also introduced. The watch selection saw significant innovation, including the launch of some lines exclusive to Ernest Jones.

Marketing
For most of the year, the primary marketing channel used by Ernest Jones is a series of catalogues distributed as inserts in newspapers and magazines, as well as by mail and available in all stores. During 2006/07 the quality of the catalogues was improved and their distribution was better targeted.

For Christmas 2006 regional television advertising support continued for Ernest Jones at a similar level to that of 2005/06.

Merchandise mix

	2006/07	2005/06	2001/02

Diamond jewellery	38%	38%	33%
Watches	30%	29%	34%
Gold and silver jewellery	26%	27%	27%
Gifts	2%	2%	3%
Repairs and accessories	4%	4%	3%
Average selling price	£163	£148	£119

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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Ernest Jones ‘The diamond and watch specialist’ continues to grow brand perception.

Store design
Every diamond is unique and the typical consumer has very limited product knowledge. Therefore a trained sales person’s ability to identify the customer’s requirement and explain the merchandise selection is a very important element in closing a sale. As a result a store designed to facilitate the interaction between the consumer and the sales person is important.

Experience from the US has proven that the use of low level displays, which also act as service counters, are very effective for displaying diamond jewellery. The US design has been adapted for use in Ernest Jones, where watches, which require strong branding, use the walls of the store.

The revised design has been used at a number of trial sites and at a limited number of refits and new stores. Some design enhancements will be tested in 2007/08.

Real estate
Ernest Jones’ normal refurbishment cycle is every ten years and the majority of its stores are due for refit in the period 2008/09 to 2010/11. Nearly all Ernest Jones stores will be converted to the more customer focused format. In 2006/07 there were minimal refits and resites and at 3 February 2007 38 stores, accounting for some 19% of sales, traded in the revised design. Eight refits are planned to be completed in 2007/08.

The number of Ernest Jones stores has increased by 22 over the last five years, and the number of stores is expected to gradually increase, depending on the availability of suitable sites and prestige watch agencies.

Leslie Davis
Where local market size and merchandise considerations allow, a two-site strategy is followed using the Leslie Davis trading name. While having a similar customer profile as Ernest Jones, Leslie Davis is differentiated by a greater emphasis on fashion brands. There were 16 Leslie Davis stores at 3 February 2007.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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28	Key performance indicators

Like for like sales growth

Like for like sales growth is key in determining store profitability. Over time, above industry like for like sales growth drives superior sales per store, central to achieving above average operating margins. Like for like sales growth is driven by factors external to the Group such as the:

•	level of consumer confidence, which is significantly influenced by changes in the employment market;
•	size and growth of the jewellery market;
•	competition within the sector;

and the execution of the basic retail disciplines of:

•	store operations, in particular customer service;
•	merchandising and supply chain management;
•	marketing;
•	real estate management; and
•	in the US, provision of credit.

Target: Like for like per annum sales growth of mid-single digits over the economic cycle.

Definition: Annual percentage increase in sales from stores that have been opened for more than 12 months†.

Performance: The five year compound growth in like for like sales of 4.5% was in line with the target. In 2006/07 the UK division saw a return to stability (+1.2%) and the US business continued to achieve strong like for like sales growth of 6.2%. The growth in 2005/06 was below target and reflected a disappointing UK performance.

Net new store space growth

The growth in new store space provides the potential for future profit growth and is a driver of the Group’s investment in fixed and working capital.

In the US, there is the long term potential to double store space in existing formats. The constraint on growth is the availability of staff trained to the Group’s standards and the ability to secure real estate leases that satisfy the Group’s operating and financial investment criteria. It is anticipated that the majority of new store space over the next five years will consist of Jared locations.

In the UK, it is anticipated that the number of H.Samuel stores will decrease while those of Ernest Jones will increase.

While the expansion of store space is expected to increase shareholder value in the long term, it has an adverse impact on operating profit margin and return on capital employed in the short term.

Target: An increase in Group store selling space of between 5% and 7% per annum.

Definition: Percentage increase in store selling space over the prior year as at the year end†.

Performance: The annual net new store space increase over five years of 5.5% was within the target range. This reflected a steady acceleration in new space growth in the US and a decline in UK store numbers. In 2006/07 US new space growth was 11% and in the UK there was a 2% reduction.

Total sales growth at constant exchange rates

Total sales growth gives the Group the ability to leverage central overhead expenditures. In addition, it brings the opportunities to achieve supply chain and marketing efficiencies. Total sales growth is also an important factor in the level of working capital utilised as it is a key influence on the level of inventory and US customer receivables held by the Group.

Total sales growth is dependent on the level of like for like sales growth and the sales generated by net new store space opened.

The proportion of sales derived from the US is anticipated to rise due to the level of new store space growth in the US division. The geographic mix of sales is also influenced by exchange rate movements.

Target: 7% to 10% per annum growth in Group total sales at constant exchange rates over the economic cycle.

Definition: Annual percentage increase in total sales at constant exchange rates†.

Performance: The 7.7% annual growth in total sales over the five years at constant exchange rates was within the target range. In 2006/07 the 53rd week contributed 1.6% to sales growth. In 2005/06 a sharp deterioration in the UK trading environment held back the increase. During the five year period acceleration in US space growth has been beneficial.

*53 week year	† For full definitions of the Key Performance Indicators see www.signetgroupplc.com/KPI

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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Operating profit growth at constant exchange rates

Operating profit measures the surplus that the Group makes from selling jewellery, watches and other products and services. It depends on the cost of goods sold, the level of operating costs and other operating income. The most significant operating cost categories are staff, property operating lease rentals and marketing.

As many of the Group’s costs are comparatively fixed, sales per store is important in determining operating profit. To at least maintain its operating profit the Group needs total sales growth sufficient to offset any adverse movement in gross margin and increases in operating expenses from both existing and new store selling space. The impact of changes in sales (either adverse or favourable) on operating profit is less in the US division than in the UK business, as certain expenses, such as staff costs and property rentals are more related to sales in the US.

Target: 7% to 9% per annum growth in Group operating profit at constant exchange rates over the economic cycle.

Definition: Group sales less cost of goods sold and administrative expenses; plus other operating income all at constant exchange rates†.

Performance: The 8.3% compound growth in operating profit at constant exchange rates was on target. In 2006/07 growth of 10.1% was achieved, with the 53rd week contributing some 0.9%. The reduction in operating profit in 2005/06 reflected the decline in like for like sales in the UK division and will constrain the compound growth rate for a number of years.

Return on capital employed

Return on capital employed (“ROCE”) measures the efficiency of the Group in using capital to generate operating profit. Variation in operating profit and assets employed are the drivers of ROCE.

As the Group operates mainly leasehold stores, inventories, US customer receivables and shop fixtures are the largest elements in the Group’s capital employed.

In the US, ROCE is adversely impacted by new store space, which in the first year of trading requires investment in inventory and receivables but normally makes only a small contribution to operating profit. In the UK, the strategy to improve store productivity should increase ROCE as little additional inventory is required.

Target: A Group ROCE of over 20% assuming the current target for new store space growth.

Definition: Annual Group operating profit divided by the average monthly Group capital employed for that year, expressed as a percentage†.

Performance: The five year average ROCE of 24.4% was above target. In 2006/07 the ROCE was 22.8%, the US division achieved a return of 21.5% (2005/06: 22.4%) and the UK business 32.7% (2005/06: 26.6%). The decline in ROCE in 2005/06 reflected the 36% fall in UK profitability. ROCE has also been constrained by the increase in the rate of space growth.

Movement in net debt excluding exchange adjustments and net changes in equity

The movement in the net debt position reflects the cash generated by operations, investment activities, payments to governments, interest and dividends. It depends on the:

•	operating performance of the business;
•	level of inventory investment;
•	proportion of sales made on the in-house credit card and the average monthly collection rate of the credit balances;
•	timing of payments to creditors;
•	rate of space expansion;
•	level of store refurbishment and relocations, and the purchases or disposals of other assets;
•	level of tax payments made;
•	interest paid; and
•	dividends paid.

Due to a faster rate of US new store space growth, the cash outflow is expected to be greater in future years.

Target: Historically, for debt to be stable. In the future, for debt to increase by £35 million to £55 million per annum.

Definition: Movement in net debt excluding exchange adjustments and changes in equity†.

Performance: The average movement in net debt over the last five years was in line with the target. However there was a movement from a cash inflow of around £30 million in 2002/03 and 2003/04 to a cash outflow of £16.3 million in 2006/07. This primarily reflected growth of 11% in US new store space in 2006/07, compared to 6% in 2002/03 and 7% in 2003/04.

*53 week year	† For full definitions of the Key Performance Indicators see www.signetgroupplc.com/KPI

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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30	Summary financial statement

Summary financial review

Operating margin and ROCE
Operating margin (operating profit to sales ratio) was 11.7% (2005/06: 11.9%) and ROCE was 22.8% (2005/06: 22.4%) .. Capital employed is based on the average of the monthly balance sheets and at 3 February 2007 included US in-house credit card debtors amounting to £395.6 million (28 January 2006: £382.7 million).

Group and financing costs
Group central costs amounted to £7.4 million (2005/06: £8.0 million including a property provision of £0.7 million). Net financing costs amounted to £8.2 million (2005/06: £7.8 million), the increase being primarily due to the transition from a securitised borrowing facility to the new private placement note facility and incremental borrowing as a result of the share buy back programme offset by the movement in the US dollar/pound sterling exchange rate.

Taxation
The charge of £71.7 million (2005/06: £69.6 million) represents an effective tax rate of 33.6% (2005/06: 34.7%) . The rate is lower than previously indicated due to the tax treatment of share options and the favourable resolution of certain prior year tax positions. It is anticipated that, subject to the outcome of various uncertain tax positions, the Group’s effective tax rate in 2007/08 may increase to a level of up to 37%, this being an approximation to the underlying effective tax rate for the Group.

Profit for the financial period
Profit for the 53 weeks ended 3 February 2007 was £141.5 million (2005/06: £130.8 million).

Impact of 53rd week
2006/07 was a 53 week financial year. The extra week increased total sales by

1.6% (1.7% in the US and 1.5% in the UK) and contributed £1.8 million to operating profit (nil effect in the US and £1.8 million in the UK). Net of additional interest costs of £0.3 million, profit before tax benefited by £1.5 million.

Purchase of own shares
During 2006/07 the Group commenced a share buy back programme with 30.3 million shares being purchased for £33.7 million. A further 11.4 million shares have been purchased for £13.8 million since the start of the 2007/08 financial year, substantially completing the £50 million target announced in July 2006.

Liquidity and capital resources
Cash generated from operations amounted to £182.2 million (2005/06: £188.1 million) after funding a working capital increase of £92.3 million (2005/06: £71.2 million), principally as a result of the growth of the US division. It is anticipated that in 2007/08 there will be a further increase in the level of working capital investment as a result of planned US store openings. Interest of £16.7 million (2005/06: £11.4 million) and tax of £69.2 million (2005/06: £64.7 million) were paid. Net cash from operating activities was £96.3 million (2005/06: £112.0 million).

Group capital expenditure was £66.2 million (2005/06: £75.9 million). The level of capital expenditure was some 1.3 times (2005/06: 1.6 times) the depreciation and amortisation charge of £50.3 million (2005/06: £46.2 million). Capital expenditure in 2007/08 is expected to be £85 million to £95 million, most of which will be store related. There were disposal proceeds of £2.4 million (2005/06: £7.5 million). Equity dividends of £57.8 million (2005/06: £52.7 million) were paid in the year and the net movement in shares outstanding was an outflow of £29.6 million (2005/06: inflow £1.9 million) reflecting the share buy back programme. The rise in net debt before exchange adjustments was £45.9 million (2005/06: £4.8 million), the increase reflecting the higher rate of space growth in the US and the £33.7 million (2005/06: £2.0 million) purchase of own shares. In 2007/08 the increase in net debt before exchange adjustments and net movement in equity capital is expected to be between

£35 million and £45 million reflecting a planned higher level of capital expenditure and an anticipated rise in tax and dividend payments.

Net debt
Net debt at 3 February 2007 was £118.4 million (28 January 2006: £98.6 million). Group gearing at the year end was 13.4% (28 January 2006: 11.2%) and the fixed charge cover was unchanged at 2.0 times.

Pensions
The Group has one defined benefit plan (the “Group Scheme”) for UK-based staff, which was closed to new members in 2004. All other pension arrangements consist of defined contribution plans. The IAS 19 present value of obligations of the Group Scheme decreased last year by £10.9 million to £130.9 million and the market value of the Group Scheme’s assets increased by £6.5 million to £132.8 million; as a result the balance sheet at 3 February 2007 reflected a net pension asset of £1.3 million (28 January 2006: net pension liability of £10.9 million).

The triennial valuation of the Group Scheme was carried out as at 5 April 2006. There was a surplus and as a result no additional contributions were required as part of a recovery plan to eliminate a deficit. The cash contribution to the fund in 2006/07 was £3.6 million (2005/06: £4.3 million) and the Group expects to contribute some £3.9 million in 2007/08.

Dollar reporting
Following the approval of shareholders and the High Court, the redenomination of the Company’s share capital became effective on 5 February 2007. The Company’s functional currency is now US dollars and in the future the Group will report in US dollars. The Company will continue to be registered and have its headquarters in England, and will maintain its primary listing on the London Stock Exchange with the shares quoted in pounds sterling. It will also continue to maintain a listing on the New York Stock Exchange, with the American Depositary Receipts quoted in US dollars. A US dollar presentation of the results will shortly be available on the Signet website www.signetgroupplc.com.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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31

Independent auditor’s statement to the members of Signet Group plc

We have examined those parts of the Summary financial statement set out on pages 32 to 41.

This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and independent auditors
The directors are responsible for preparing the Annual Review and Summary financial statement in accordance with applicable

United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the Annual Review and the Summary financial statement with the full Annual Report & Accounts, Report of the Directors and Directors’ remuneration report and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary financial statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 “The auditor’s statement on the summary financial statement” issued by the Auditing Practices Board. Our report on the Group’s full Annual Report & Accounts describes the basis of our audit opinion on those accounts and the Directors’ remuneration report.

Opinion
In our opinion the Summary financial statement is consistent with the full Annual Report & Accounts, Report of the Directors and Directors’ remuneration report of Signet Group plc for the 53 weeks ended 3 February 2007 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants, Registered Auditor London, United Kingdom
18 April 2007

Statement of directors’ responsibilities

This Summary financial statement is only a summary of information in the Company’s Annual Report & Accounts, Report of the Directors and Directors’ remuneration report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group, and of their policies and arrangements concerning directors’ remuneration as would be provided by the full Annual Report & Accounts.

Members requiring more detailed information have the right to obtain, free of charge, a copy of the 2006/07 Annual Report & Accounts by contacting the Registrar, the US Depositary or the Group Company Secretary at the respective addresses shown on pages 42 and 43. Members wishing to receive the full Annual Report & Accounts for all future financial years may do so by contacting the Registrar at the address on page 42.

The directors of Signet owe their duties to shareholders of Signet as a whole and undertake no duty of care to individual shareholders, other stakeholders or potential investors.

Certain US subsidiaries of the Company have constitutions and by-laws which provide indemnities to directors which although conforming to local laws and practice, in some respects exceeded what would be permitted under English law if they were UK companies. To ensure compliance with the UK Listing Rules, the Company following discussion with the UKLA amended the existing constitutions and by-laws of all relevant US subsidiaries to cap any such indemnity (to the extent that it exceeds what is permitted under English law) at the lower of (a) 4.99% of the market capitalisation of the Company; and (b) 24.99% of the average profits of the Company for the last three years, each as calculated in accordance with the UK Listing Rules.

The Company has entered into contractual arrangements with each of its directors to provide indemnities to the extent permitted under English law.

The auditor’s report on the 2006/07 Annual Report & Accounts and the auditable part of the Directors’ remuneration report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The Annual Review and Summary financial statement was approved by the Board of Directors on 18 April 2007 and was signed on its behalf by:

Terry Burman Director
Walker Boyd Director

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32	Summary financial statement (continued)

Summary consolidated income statement
for the 53 weeks ended 3 February 2007

		53 weeks ended		52 weeks ended
		3 February 2007		28 January 2006
		£m		£m

	Sales	1,893.2		1,752.3
	Cost of sales	(1,644.9)		(1,516.3)

	Gross profit	248.3		236.0
	Administrative expenses	(75.6)		(74.1)
	Other operating income	48.7		46.3

	Operating profit	221.4		208.2
	Financing costs (net)	(8.2)		(7.8)

	Profit before tax	213.2		200.4
	Taxation	(71.7)		(69.6)

	Profit for the financial period	141.5		130.8

Earnings per share	– basic	8.2	p	7.5	p
	– diluted	8.2	p	7.5	p

All of the above relate to continuing activities during the current and previous period.

Summary consolidated balance sheet
at 3 February 2007

	3 February 2007	28 January 2006
	£m	£m

Non-current assets	301.0	308.4

Current assets:
Inventories	685.6	679.7
Trade and other receivables	441.2	430.4
Cash and cash equivalents	77.3	52.5

	1,204.1	1,162.6

Total assets	1,505.1	1,471.0

Current liabilities	(315.9)	(468.8)

Non-current liabilities:
Borrowings due in more than one year	(192.9)	–
Trade and other payables	(37.9)	(36.0)
Deferred income	(67.0)	(65.6)
Provisions	(5.1)	(6.2)
Retirement benefit obligation	–	(15.5)

	(302.9)	(123.3)

Total liabilities	(618.8)	(592.1)

Net assets	886.3	878.9

Total equity	886.3	878.9

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Summary consolidated cash flow statement
for the 53 weeks ended 3 February 2007

	53 weeks ended	52 weeks ended
	3 February 2007	28 January 2006
	£m	£m

Cash generated from operations	182.2	188.1
Interest paid	(16.7)	(11.4)
Taxation paid	(69.2)	(64.7)
Net cash flows from investing activities	(54.8)	(66.0)
Dividends paid	(57.8)	(52.7)
Proceeds from issue of shares	4.1	3.9
Purchase of own shares	(33.7)	(2.0)

Change in net debt resulting from cash flows	(45.9)	(4.8)
Exchange adjustments	26.1	(10.3)

Movement in net debt in the period	(19.8)	(15.1)
Opening net debt	(98.6)	(83.5)

Closing net debt	(118.4)	(98.6)

Segmental information

	2007	2006
	£m	£m

Sales by origin and destination:
UK trading	482.5	469.6
US trading	1,410.7	1,282.7

	1,893.2	1,752.3

Operating profit:
UK trading	55.0	49.1
Group function	(7.4)	(8.0)

	47.6	41.1
US trading	173.8	167.1

	221.4	208.2

Total assets:
UK trading	264.6	278.2
Group function	166.8	132.2

	431.4	410.4
US trading	1,073.7	1,060.6

	1,505.1	1,471.0

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34	Summary financial statement (continued)

Summary report of the directors

Corporate governance
The Board considers that the Group complied with the Combined Code and with “Internal Control: Guidance for Directors on the Combined Code” (“the Turnbull guidance”) throughout the year and up to the date of approval of the Annual Report & Accounts.

As a foreign private issuer, Signet is required to comply with applicable US regulations, including Section 404 of the Sarbanes-Oxley Act of 2002 for fiscal years ending on or after 15 July 2006. In accordance with Section 404, management is responsible for establishing and maintaining adequate internal control over financial reporting. Signet’s management conducted an evaluation of its internal control over financial reporting, and based on this evaluation, management believe that Signet’s internal control over financial reporting was effective as of 3 February 2007. KPMG Audit Plc audited the effectiveness of internal control over financial reporting and management’s assessment of the effectiveness of those controls and issued an unqualified report thereon.

A reconciliation between Signet’s corporate governance practices and those required by the NYSE are detailed on the corporate website.

Business review
A review of performance during the year and likely future developments in the Group’s businesses are included on pages 2-30 and form part of this Summary directors’ report.

Move to US dollar reporting
To better reflect its underlying performance the Group will report its financial statements in US dollars from the commencement of the fiscal year that began on 4 February 2007. Shareholders approved the redenomination of the Company’s share capital into US dollars at an extraordinary general meeting of shareholders on 12 December 2006. The redenomination, which was also subject to Court approval, became effective on 5 February 2007. As a consequence, the Company has changed its functional currency to US dollars. Future dividends will be declared in US dollars, but for those shareholders with a UK address or who so elect, dividends will continue to be paid in pounds sterling.

The Company continues to be registered and have its headquarters in England and maintains its primary listing on the London Stock Exchange, with the shares quoted in pounds sterling. It also maintains a listing on the New York Stock Exchange, with the American Depositary Receipts quoted in US dollars.

Dividend
In November 2006 an interim dividend of 0.4434p per share was paid (2005/06: 0.4125p) . The Board is recommending to shareholders a final dividend of 6.317 cents (2005/06: 2.8875p) per share for 2006/07, which, subject to shareholder approval, is to be paid on 6 July 2007 to those shareholders on the register of members at the close of business on 1 June 2007. Based on the exchange rate on 17 April 2007, this represents a final dividend of 3.6p and an increase in the total dividend for the year of 9.1% . The pound sterling to US dollar rate used to convert the final 2006 dividend for payment to shareholders who elect to receive a pound sterling dividend will be the rate as derived from Reuters at 4.00 pm on the record date of 1 June 2007. A letter sent on 18 April 2007 to all shareholders on the Register asked whether they wished to receive this, and future dividends, in US dollars or pounds sterling. Shareholders will in future be able to change their election by contacting the Company’s registrar.

The Group’s distribution policy is regularly reviewed by the Board taking into account earnings, cash flow, gearing and the needs of the business.

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35

Directors
Malcolm Williamson*, 68, Chairman (since June 2006), appointed in 2005. He was President and CEO of Visa International between 1998 and 2004 before which he was Group Chief Executive of Standard Chartered PLC from 1993 to 1998. He is Chairman of National Australia Group Europe Limited (and a Principal Board member of National Australia Bank), CDC Group plc, Youth Business International Advisory Board and Deputy Chairman of Resolution PLC. He is also a non-executive director of JP Morgan Cazenove Holdings and Group 4 Securicor PLC and a non-executive member of the Board of Trustees for the Prince of Wales International Business Leaders Forum.

Robert Anderson, 48, appointed in 2005. He became Chief Executive of the Group’s UK division in January 2003 having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to joining the Group Mr. Anderson had worked at Marks & Spencer Plc for 19 years, latterly as Business Unit Director.

Robert Blanchard*, 62, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He was a non-executive director of Bandag Inc. until he retired from that board in May 2006. He was also a non-executive director of Best Buy Co. Inc. until June 2005.

Walker Boyd, 54, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division.

Terry Burman, 61, appointed Group Chief Executive in 2000. He was, until January 2006, also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barry’s Jewelers, Inc.

Dale W. Hilpert*, 64, appointed in 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. which he joined as President and Chief Operating Officer in 1995.

Brook Land*, 58, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro. He is also non-executive Chairman of RPS Group plc and Medal Entertainment & Media plc. Mr. Land was nominated as the senior independent director of Signet in June 2002. He has indicated his intention to retire from the Board at the conclusion of the annual general meeting to be held in 2008.

Mark Light, 46, appointed in January 2006. He became Chief Executive of the Group’s US division in January 2006 having been President and Chief Operating Officer of the US division from 2002. He joined the Group in 1978.

Robert Walker*, 62, appointed in 2004. He is non-executive Chairman of WH Smith PLC and a non-executive director of Wolseley Plc, Tate & Lyle PLC and Williams Lea Group Limited. He is also an adviser to Cinven. He was Group Chief Executive of Severn Trent Plc, from August 2000 until his retirement in February 2005. Prior to this Mr. Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble.

Russell Walls*, 63, appointed in 2002. He was Group Finance Director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003 and Stagecoach Group plc until August 2006. Mr Walls is a non-executive director of Aviva plc and non-executive Chairman of Delphic Diagnostics Limited. He is a Fellow of the Association of Chartered Certified Accountants.

*	Non-executive directors, all of whom satisfied the definitions of independence in the revised Combined Code (“the Combined Code”) and are viewed as independent by the Board.

Committees
Remuneration Committee: Robert Blanchard (Chairman), Robert Walker, Russell Walls and Malcolm Williamson (with effect from 26 February 2007).

Audit Committee: Russell Walls (Chairman), Dale Hilpert and Brook Land.

Nomination Committee: Brook Land (Chairman), Robert Blanchard and Malcolm Williamson (with effect from 4 April 2006).

The Articles specify that every director is required to retire at the annual general meeting in the third calendar year after he was last elected or re-elected. Similarly the Combined Code requires non-executive directors who have served longer than nine years, if they are to continue to serve, to do so subject to annual re-election. Such directors may, in these circumstances, seek re-election.

Messrs. Blanchard, Boyd, Hilpert and Land retire from the Board at the forthcoming annual general meeting. Following consideration by the Board of the recommendations of the Nomination Committee they offer themselves for re-election.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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36	Summary financial statement (continued)

Summary directors’ remuneration report

Information in sections and figures marked ß have been audited.

1. Full remuneration report
This summary report provides the reader with a highlight of changes that have occurred during the year along with a summary of Board level remuneration. A full report is published on the Signet Group plc website at www.signetgroupplc.com/remuneration or can be found in the Signet Group plc Annual Report & Accounts.

2. Remuneration policy
The Remuneration Committee believes that the Group’s remuneration policy must be based on sound, clearly stated principles which recognise the long term interests of the Group, its shareholders and employees. The Remuneration Committee will continue to review the Company’s remuneration policy to ensure that it remains effective and appropriate to the Company, and to monitor the level of potential awards. After careful consideration during 2002/03, the Remuneration Committee formally adopted a set of six principles. Following a comprehensive review by the Remuneration Committee in 2005/06 these principles remain unaltered and they are set out below:

(i)	Signet’s primary business objective is to deliver results which should consistently outperform the average of the industry sector.

(ii)	It is recognised that to consistently deliver above industry average performance Signet will need to retain, and where necessary attract, executives of well above industry-average ability and leadership potential.

(iii)	It is also recognised that retaining, and where necessary recruiting, senior executives of this calibre will require that the Group provide above industry-average total remuneration.

(iv)	Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on current surveys of relevant companies appropriate to the executive’s position and geographic location. The remuneration of each executive within this range will be based on performance (both of the Group and the individual executive), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

(v)	Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing disproportionately according to: a) the level of performance achieved, and b) the seniority of the executives and their ability to influence results. Excluding pension contributions, the provision of a company car and private health insurance, base salary should be the only element of guaranteed remuneration. The performance related portion of total remuneration should reward short term and long term performance separately, with the potential level of payment being heavily weighted in favour of the latter. Short term achievement should be recognised through the annual bonus plan with long term achievement being rewarded through executive share option awards and participation in long term incentive plans.

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that some 70% of Signet’s sales and profits are generated in the US and that significant differences in remuneration practices exist between the US and the UK, separate surveys are conducted in each country.

3. Changes during the year
(a) Salary and benefits
The Remuneration Committee normally reviews the salary and benefits of executive directors annually. However following extensive consultation with major shareholders on the effect of the removal of the retesting provisions of share option awards and the resulting need to discount their expected value, modest base salary increases were made and target bonus levels adjusted during the year. These base salary increases were as follows: that of the Group Chief Executive from $1,435,000 to

$1,477,000, and that of the Group Finance Director from £385,000 to £395,000 and the Chief Executive of the US division from $700,000 to $712,000. No increase was made to the base salary of the Chief Executive of the UK division.

Following the normal 2007 annual reviews the Remuneration Committee increased the Group Chief Executive’s basic salary from $1,477,000 to $1,575,000, that of the Group Finance Director from £395,000 to £425,000 and that of the Chief Executive of the UK division from £310,000 to £330,000. The basic salary of the Chief Executive of the US division was increased from $712,000, to $800,000. The increase in base salary for the Chief Executive of the US division reflects the fact that he did not receive an increase during the normal annual review process in 2006 as his remuneration had been reviewed during 2005 at the time of his promotion from Chief Operating Officer to Chief Executive officer of the US division. The Remuneration Committee considers that this level of increase is justified in the circumstances as it reflects that he has now been in the role over a year, his performance, and the necessity to bring his remuneration in line competitively with the current US market. The Chairman of the Board receives a fee of £200,000 per annum and his fee will be reviewed upon the anniversary of his appointment as Chairman, in June 2007.

(b) Annual bonus plan
i) Bonus plan 2006/07
In 2006/07 an annual bonus of 96% of base salary was paid to the Group Chief Executive (target is 100% and potential maximum capped at 200% of base salary). The Group Finance Director received a bonus of 48% of base salary (target is 50% and potential maximum capped at 100% of base salary). The bonus entitlements for the Group Chief Executive and the Group Finance Director were calculated for 2006/07 on the basis of the following formula:

2005/06 pre-tax profit + inflation: 0% of maximum bonus;
2005/06 pre-tax profit + 10%: 50% of maximum bonus; and
2005/06 pre-tax profit + 15%: 100% of maximum bonus.

Increase in pre-tax profit is calculated on a constant exchange rate basis and is earned

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on a pro-rata basis for performance between the targets. In 2006/07 an annual bonus of 41.3% of base salary was earned by the Chief Executive of the UK division (target is 50% and potential maximum is capped at 100% of base salary). An annual bonus of 49.7% of base salary (target is 60% and potential maximum is capped at 120% of base salary) was earned by the Chief Executive of the US division. The bonuses were calculated using the same formula as above, but based on operating profit of the respective divisions.

ii) Bonus plan 2007/08
The performance measure for the annual bonus plan for 2007/08 will be based on growth in profits. As shown below the specific targets agreed for the US division are identical to those set in 2006/07. The targets set for the UK division have been marginally reduced to reflect the lack of available store growth and the generally difficult retail market. The Group goals reflect the weighted average of the two divisions:

The US formula will be based upon divisional operating profit:

2006/07 operating profit + inflation: 0% of maximum bonus;
2006/07 operating profit + 10%: 50% of maximum bonus; and
2006/07 operating profit + 15%: 100% of maximum bonus

The UK formula will be based upon divisional operating profit:

2006/07 operating profit + inflation: 0% of maximum bonus;
2006/07 operating profit + 8%: 50% of maximum bonus; and

2006/07 operating profit + 12%: 100% of maximum bonus

The Group formula will be based upon Group pre-tax profit:

2006/07 pre-tax profit + inflation: 0% of maximum bonus;
2006/07 pre-tax profit + 9.4%: 50% of maximum bonus; and
2006/07 pre-tax profit + 14.1%: 100% of maximum bonus

Increase in pre-tax profit is calculated on a constant exchange rate basis and is earned on a pro-rata basis for performance between the targets.

(c) Executive share option plans
In 2005, after consultation with shareholders, Signet discontinued retesting of options for future grants beginning with grants awarded in 2006. The Remuneration Committee historically took the position that the presence of retesting of performance conditions to determine the vesting of share option grants effectively eliminated the need for discounting the expected value of options. The elimination of the retesting of options means that the Remuneration Committee can no longer take that view. Towers Perrin analysed the Group’s performance to determine the probability that options granted without retests would fail to vest. The conclusion from their analysis was that there is a 35% probability that options granted in 2006 and beyond will fail to vest with a single test three years later. They therefore recommended the expected value of options be discounted by 35% which, they advised, is at the lower end of the discount range utilised by most UK public companies of between 30% and 70%.

In order to maintain market competitiveness, the Remuneration Committee developed proposals to restore the value lost by virtue of the elimination of the retesting of options. During December 2006 and January 2007 the Remuneration Committee consulted extensively with major shareholders, RREV and the ABI on proposals which comprised increases in the annual bonus opportunity and, where necessary, modest increases in base salary. These changes, which were broadly supported by shareholders, simply restored the exact total remuneration levels which were in place prior to the elimination of share option retesting.

For the Group Chief Executive, it was agreed that base salary would be increased by 2.9% and target annual bonus to move from 50% to 100% of base salary. For the Group Finance Director base salary was increased by 2.6% with target annual bonus moving from 37.5% to 50% of base salary. The base salary for the Chief Executive of the US division was increased by 1.8% and target bonus moved from 40% to 60% of base salary. Finally, for the Chief Executive of the UK division, target bonus was increased from 37.5% to 50% of base salary. His base salary did not change.

These changes took effect from April 2006 when the retesting of share options and the reduction in the expected value took effect.

In addition to the four executive directors there are executives in both the UK and the US who participate in Signet’s share option scheme, and who would also be subjected to the reduction in the value of the total packages. In addition, application of performance conditions to determine vesting

LTIP performance criteria	2007/08 award			2006/07 award			2005/06 award			2004/05 award
	Group	UK	US	Group	UK	US	Group	UK	US	Group	UK	US
	%	%	%	%	%	%	%	%	%	%	%	%

Minimum performance for any
vesting:
Profit measure	Profit growth in excess of threshold inflation level
ROCE measure	19.8	31.4	18.7	20.1	28.2	19.3	23.2	42.2	19.4	22.2	43.0	17.6

Profit Growth performance
measure:
Profit measure	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
ROCE measure	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0

ROCE performance measure:
Specified ROCE required	20.8	32.4	19.7	21.1	29.2	20.3	24.2	43.3	20.4	23.2	44.5	18.6

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38	Summary financial statement (continued)

Summary directors’ remuneration report (continued)

4. Directors’ emolumentsß
Details of directors’ emoluments for the year to 3 February 2007 were as follows:

	Basic salary or fees		Benefits(1)		Short term bonuses		Total

	2007	2006	2007	2006	2007	2006	2007	2006
	£000	£000	£000	£000	£000	£000	£000	£000

Chairman:
Malcolm Williamson(2)	144	8	–	–	–	–	144	8
James McAdam(3)	127	346	14	30	–	–	141	376

Executive:
Robert Anderson(4) UK Chief Executive	300	246	29	27	128	–	457	273
Walker Boyd Group Finance Director	388	347	23	23	190	–	601	370
Terry Burman(5) Group Chief Executive	822	746	37	26	754	–	1,613	772
Mark Light(5)(6) US Chief Executive	385	18	19	1	188	10	592	29

Non-executive:
Robert Blanchard	51	51	–	–	–	–	51	51
Dale Hilpert	46	46	–	–	–	–	46	46
Brook Land	56	56	–	–	–	–	56	56
Robert Walker	46	46	–	–	–	–	46	46
Russell Walls	51	51	–	–	–	–	51	51

Total	2,416	1,961	122	107	1,260	10	3,798	2,078

(1)	Benefits incorporate all benefits arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance.
(2)	Malcolm Williamson was appointed as Chairman on 9 June 2006, with fees of £200,000 per annum. Prior to his appointment as Chairman he was appointed as a non-executive director on 28 November 2005 with fees of £46,000 per annum.
(3)	James McAdam retired as a director on 9 June 2006. Prior to his retirement, his basic salary was £350,000 per annum. On his retirement from the Company, Mr. McAdam remains a member of the Signet Health Care Scheme but he fully reimburses the Company the premium paid on his behalf.
(4)	Emoluments in 2006 are from his appointment as a director on 6 April 2005.
(5)	Messrs. Burman and Light have their emoluments specified and paid in US dollars and an average exchange rate of US$1.88 was used (2005/06:US$1.80).
(6)	Appointed as a director on 12 January 2006.
The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

is not competitive in the US. Therefore it has been agreed, on the basis of these two factors and after consultation with shareholders, who were broadly supportive of the proposal, to remove vesting conditions for future grants of share options to executives below Board level. However vesting conditions will be maintained for options granted to executive directors. In dropping vesting conditions for executives below the Board, it is believed that the Group will both improve competitiveness in the US and also avoid having to correct the value gap in the same way as has been done for executive directors.

(d) Long term incentive plan (“LTIP”)

The LTIP provides for awards to be made subject to performance targets which will normally be tested at the end of a fixed period of at least three years (see table page 37). To the extent the performance targets are satisfied the participant will receive a combination of the grant of an option over shares in the Company and cash on the basis of a mix of 50% cash and 50% share options.

5. Pension benefits
The Chairman does not receive any pension provision.

i) UK executive directors
The Group Finance Director and the Chief Executive of the UK division are members of the UK Group Scheme, which is a funded, final salary, occupational pension scheme, registered, with HM Revenue & Customs, and which has a separate category of membership for directors. Pensionable salary is the member’s base salary, excluding all bonuses.

The main features of the UK Group Scheme for a director are:
(a)	a normal pension age of 60;
(b)	pension at normal pension age of
two-thirds of final pensionable salary, subject to completion of 20 years’ service;
(c)	life assurance cover of four times pensionable salary; and
(d)	spouse’s pension on death.

All UK Group Scheme benefits were until 5 April 2006 subject to Inland Revenue limits. Where such limitation was due to the Inland Revenue earnings cap the Signet Group Funded Unapproved Retirement Benefit Scheme (“FURBS”) was, until April 2006 used to supplement pension benefits. This was a defined contribution arrangement. The Group has ceased paying contributions to the FURBS, and in substitution pays a supplement of the same amount to the member.

Under the Group Scheme the accumulated accrued pension entitlement at 3 February 2007, which would be paid annually on retirement based on service to the end of

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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39

the year and excluding any increase for inflation, was £53,474ß for Walker Boyd and £17,005ß for Robert Anderson. Supplemental payments of £55,880ß (2005/06: £48,333ß) in respect of Walker Boyd and £38,380ß (2005/06: £37,500ß) in respect of Robert Anderson were paid by the Company. Life assurance contributions for Robert Anderson totaled £521ß (2005/06: £737ß) and for Walker Boyd totaled £539ß (2005/06: £1,100ß).

ii) US executive directors
In the US there are two savings vehicles by which provision for pension payments is made, the Sterling Jewelers Inc. 401(k) Retirement Savings Plan which is a qualified plan under Federal guidelines (the “401(k) Plan”) and the Deferred Compensation Plan (“DCP”) which is an unfunded, unqualified deferred compensation plan. These are defined contribution arrangements.

The Group Chief Executive and the Chief Executive of the US division are members of both the 401(k) Plan and the DCP. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totaled £1,755ß (2005/06: £1,074ß) and £151,168ß (2005/06: £148,472ß), respectively and those for the Chief Executive of the US division during the period totaled £1,755ß (2005/06: £50ß) and £36,952ß (2005/06: £11,544ß) from his appointment on 12 January 2006, respectively.

6. Directors’ interests
Except as set out in tables (a), (b) and (c) below, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 18 April 2006 in the interests of any director of the Company disclosed to the Company under the provisions of section 324 (duty of directors to disclose shareholdings in own company) as extended by section 328 (extension of section 324 to spouses and children) of the Companies Act 1985 and under the Disclosure and Transparency Rules nor in any right to subscribe for shares in, or debentures of, the Company.

At 28 January 2006, 3 February 2007 and 17 April 2007, according to the register kept by the Company under section 325 of the Companies Act 1985 and under the Disclosure and Transparency Rules, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c).

The Group currently operates the ESOT and the 2004 ESOT. The QUEST, which was used in connection with the Sharesave Scheme was removed from the register of companies during the course of the year. Robert Anderson, Walker Boyd, Terry Burman, and Mark Light, at 28 January 2006, 3 February 2007 and 18 April 2007, were, in common with all other employees of the Group, deemed to have an interest in the shares held by the ESOT and the 2004 ESOT. The ESOT held 3,745,265 on 28 January 2006, 2,633,908 on 3 February 2007 and 2,618,492 on 17 April 2007. The 2004 ESOT held nil shares on 28 January 2006, nil shares on 3 February 2007 and nil shares on 17 April 2007. The QUEST held nil shares on 28 January 2006 and was dissolved on 1 August 2006.

No director had been granted any specific interest in such shares. The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

(a) Directors’ interest in share optionsß
Director	Number of shares under option

					At		Date from
	At start				3 February	Exercise	which	Expiry
	of year	Granted	Forfeited	Exercised	2007	price(2)	exercisable	date

Robert Anderson(1)	1,298,413	221,586	–	–	1,519,999	96.38p(2)	15.4.04 to	30.6.08 to
							11.4.09	11.4.16

Walker Boyd(1)	3,054,677	474,201	–	(650,637)(3)	2,878,241	91.47p(2)	5.5.03 to	30.6.08 to
							11.4.09	11.4.16

Terry Burman(1)	12,473,560	3,168,474	–	(2,570,716)(4)	13,071,318	$ 1.91(2)	14.7.06 to	31.1.09 to
							11.4.09	11.4.16

Mark Light(1)	1,529,580	674,691	–	(195,246)(5)	2,009,025	$1.81(2)	11.4.05 to	31.1.09 to
							11.4.09	11.4.16

All options were granted to directors while they were directors apart from Messrs. Anderson and Light who were appointed as directors on 6 April 2005 and 12 January 2006 respectively. The performance conditions are set out at www.signetgroupplc.com/remuneration.

(1)	The Remuneration Committee approved the grant of options to Terry Burman (400% of salary), Walker Boyd (120% of salary), Robert Anderson (80% of salary) and Mark Light (160% of salary) on 16 April 2007.
(2)	Weighted averages of the exercise prices per share for the options held at the year end.
(3)	Exercised on 12 January 2007 when the market price was 120.22p.
(4)	Exercised on 5 April 2006, 15 June 2006, 23 November 2006 and 16 January 2007 when the market price was 110.00p, 95.25p, 120.25p and 119.65p respectively.
(5)	Exercised on 15 June 2006, 28 September 2006 and 23 November 2006 when the market price was 95.25p, 110.00p and 120.25p respectively.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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40	Summary financial statement (continued)

Summary directors’ remuneration report (continued)

(b) Directors’ interests in LTIPsß
	Awards subject to					Awards where the performance
	performance conditions					conditions have been satisfied(1)

										Option		Cash and		Cash and		Expiry of
		Cash		Option		Cash		Option		portion		options total		options		award or
	Date of	portion	(2)	Portion	(2)	portion	(2)	portion	(3)	(current	(4)	current	(4)(5)	total	(8)	Vested
	award	(grant value)		(number)		(grant value)		(number)		value)		value		vested		Option
Director		£				£				£		£		£

Robert Anderson(7)
2003/04 award(8)	30.4.03	–		–		–		–		–		–		–		–
2004/05 award(8)	5.4.04	–		–		–		–		–		–		–		–
2005/06 award(8)	12.4.05	77,500		68,828		–		–		–		161,642		–		–(	9)
2006/07 award	–	105,400		94,174		–		–		–		220,528		–		–(	9)

Awards at end of year		182,900		163,002		–		–		–		382,170		–

Walker Boyd(7)
2003/04 award(8)	30.4.03	–		–		–		–		–		–		116,366		30.4.13
2004/05 award(8)	5.4.04	–		–		23,305		20,715		25,324		48,629		–		5.4.14
2005/06 award(8)	12.4.05	98,750		87,700		–		–		–		205,963		–		–(	9)
2006/07 award	28.4.06	152,075		135,878		–		–		–		318,186		–		–(	9)

Awards at end of year		250,825		233,578		23,305		20,715		25,324		572,778		116,366

Terry Burman(7)
2003/04 award(8)	30.4.03	–		–		–		–		–		–		407,560		30.4.13
2004/05 award(8)	5.4.04	–		–		65,228		62,354		76,228		141,456		–		5.4.14
2005/06 award(8)	12.4.05	262,411		243,944		–		–		–		559,072		–		–(	9)
2006/07 award	28.4.06	592,299		597,009		–		–		–		1,322,143		–		–(	9)

Awards at end of year		854,710		840,953		65,228		62,354		76,228		2,022,671		407,560

Mark Light(7)
2003/04 award(8)	30.4.03	–		–		–		–		–		–		173,309		30.4.13
2004/05 award(8)	5.4.04	–		–		81,320		77,737		95,033		176,353		–		5.4.14
2005/06 award(8)	12.4.05	81,320		75,597		–		–		–		173,737		–		–(	9)
2006/07 award	28.4.06	180,711		182,148		–		–		–		403,386		–		–(	9)

Awards at end of year		262,031		257,745		81,320		77,737		95,033		753,476		173,309

All grants were made to directors while they were directors, apart from Messrs. Anderson and Light who were appointed as directors on 6 April 2005 and 12 January 2006 respectively, and the performance conditions relating to the awards are set out at www.signetgroupplc.com/remuneration.
(1)	In respect of the 2004/05 awards the Group performance achieved was a three year compound annual growth in profit before tax of 6.3% per annum and a three year average ROCE of 23.8%. The US division performance achieved was a three year compound annual growth in operating profit of 13.3% and a three year average ROCE of 22.0%. This resulted in 24.9% of the award vesting for the Group Chief Executive, 23.6% for the Group Finance Director and 100% for the Chief Executive of the US division. The UK division experienced a fall in three year annual profit and therefore no award is payable to the Chief Executive of the UK division.
(2)	Assumes maximum performance conditions are satisfied and is calculated using salary at 26 February 2007. For the cash portion an exchange rate of $1.97 has been used for Terry Burman and Mark Light. Options are calculated using a share price at the time of grant in 2005 of 112.60p and in 2006 of 111.92p and in the case of Terry Burman and Mark Light exchange rates of $1.88 in 2005 and $1.75 in 2006.
(3)	Calculated using a salary at 26 February 2007. For the cash portion an exchange rate of $1.97 has been used for Terry Burman and Mark Light. Options are calculated using a share price and exchange rate at the time of grant in 2004 of 112.50p and $1.83 respectively. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.
(4)	Calculated using a share price as at 3 February 2007 of 122.25p.
(5)	Cash portion plus option portion value at 3 February 2007. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.
(6)	Vesting took place on 28 April 2006 and the cash portion was worth £51,275, £166,681 and £70,879 respectively, for Walker Boyd, Terry Burman and Mark Light. The option interest was over 61,407 shares for Walker Boyd, 227,244 shares for Terry Burman and 96,632 shares for Mark Light and are included in the table of directors’ interests in share options on page 39. The share price on the day of vesting was 106.00p. For Terry Burman and Mark Light an exchange rate of $1.8253 was used. The Remuneration Committee confirmed that there was no entitlement earned under the LTIP by Robert Anderson.
(7)	The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 158% of salary at vesting), Mark Light (maximum of 100% of salary at vesting), Walker Boyd (maximum of 77% of salary at vesting) and Robert Anderson (maximum of 68% of salary at vesting) on 16 April 2007.
(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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41

(c) Directors’ interests in sharesß
	Number of shares

	At start	At end	At 17 April
Director	of year	of year	2007

Robert Anderson	19,000	19,000	19,000
Robert Blanchard	10,010	10,010	10,010
Walker Boyd	452,495	392,495	392,495
Terry Burman	710,601	710,601	710,601
Dale Hilpert	20,000	20,000	20,000
Brook Land	25,000	25,000	25,000
Mark Light	–	–	–
Robert Walker	19,308	19,308	19,308
Russell Walls	10,000	10,000	10,000
Malcolm Williamson	28,605	28,605	28,605

7. Share price	8. Total shareholder return (“TSR”)
The middle market price of a Signet share on the London Stock Exchange was 122.25p on 3 February 2007 and was 104.25p on 28 January 2006. During the 53 weeks ended 3 February 2007, the middle market prices on the London Stock Exchange ranged between a low of 92.25p and a high of 127.0p. On 17 April 2007 the middle market closing price was 125.25p.	The graph below (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 2 February 2002 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph below (right), is the Group’s performance compared to the FTSE general retail sector.

Five year historical TSR performance	Five year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE 350 (ex inv) comparison based on 30 trading day average values	Growth in the value of a hypothetical £100 holding over five years FTSE general retailers index comparison based on 30 trading day average values

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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42	Summary financial statement (continued)

Shareholder information

Substantial shareholdings notified to the Company up to 17 April 2007
		Percentage of
	Number of	issued shares at
	shares	date of notification

Harris Associates L.P.	205,324,246	12.0
The Capital Group Companies, Inc.(1)	163,833,629	9.5
Schroder Investment Management Ltd	109,786,444	6.4
Baillie Gifford & Co	100,510,862	5.9
Sprucegrove Investment Management Ltd	72,452,187	4.2
Lloyds TSB Group Plc	68,498,046	3.9
BriTel Fund Trustees Ltd	62,920,098	3.7
Legal & General Investment Management Limited	53,017,838	3.1

(1)	Includes interest of Capital International Limited in 119,662,533 of such shares, notified on their behalf by the Capital Group Companies, Inc.

Estimated geographic breakdown of the management of shareholdings at 27 March 2007

Corporate social responsibility
Signet is committed to managing the social, ethical and environmental risks and responsibilities facing the Group. In 2006/07 the focus continued to be on the development of the Council for Responsible Jewellery Practices (an industry initiative dedicated to the promotion of responsible practices throughout the jewellery supply chain from mine to retail) (see www.signetgroupplc.com for details).

Unsolicited mail
As the Company’s share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list. To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
FREEPOST 22
London W1E 7EZ

Annual general meeting
The annual general meeting is to be held at 11.00 a.m. on 8 June 2007 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

UK shareholders
Enquiries concerning the following matters should be addressed to:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
(overseas): +44 208 639 2157
e-mail: ssd@capitaregistrars.com www.capitaregistrars.com

•	Dividend payments
•	Dividend mandate instructions
•	Dividend reinvestment plan
•	Loss of share certificates
•	Notification of change of address or name
•	Transfer of shares to another person
•	Amalgamation of shareholdings: if you receive more than one copy of the Annual Review, you may wish to amalgamate your accounts on the share register.

Registered office
15 Golden Square
London W1F 9JG
United Kingdom
Telephone: +44 (0)870 909 0301

Group Company Secretary
Mark Jenkins
Telephone: +44 (0)870 909 0301
e-mail: mark.jenkins@signet.co.uk

Investor Relations Director
Corporate website	Timothy Jackson Telephone: +44 (0)870 909 0301 e-mail: tim.jackson@signet.co.uk
Further information about the Group including the Annual and Interim Reports, public announcements, share price data and a video virtual store tour is available in electronic format from the Group’s corporate website at www.signetgroupplc.com.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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43

US shareholders
The Company is subject to the regulations of the United States Securities and Exchange Commission (“SEC”) as they apply to foreign private issuers, and will file with the SEC its Annual Report on Form 20-F and other information as required. American Depositary Shares (“ADSs”) each representing ten Ordinary Shares of the Company are listed on the New York Stock Exchange (NYSE) (symbol: SIG). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to an Amended and Restated Deposit Agreement, dated 23 September 2004, and made between the Company, Deutsche Bank Trust Company Americas, as Depositary and the holders from time to time of the ADRs. Prior to 18 October 2004 the ratio of shares per ADS had been 30:1.

Under US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential tax treatment. The legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this US legislation to their particular circumstances.

Any enquiries, including those to do with change of address, dividend payments or to obtain a full Annual Report & Accounts and Form 20-F in the US, should be addressed to:
Deutsche Bank Trust Company Americas
85 Challenger Road
Ridgefield Park
New Jersey 07660 USA
Telephone: toll-free from
US: +1 866 249 2593
www.adr.db.com

Forward looking statements

The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review. All statements, other than statements of historical fact, included in this document are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and other factors” section of the Company’s Annual Report & Accounts for the 53 weeks ended 3 February 2007. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The provision of Section 463 of the Companies Act 2006 applies to the Report of the directors and the Directors’ remuneration report (and any summary financial statement so far as derived from them) such that the directors shall be liable only to the Company for anything omitted from these statements or anything in them found to be untrue or misleading.

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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44	Summary financial statement (continued)

Impact of constant exchange rates and 53rd week

The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as “at constant exchange rates” throughout this document. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, profit for the financial period and earnings per share at constant exchange rates and the impact of the 53rd week, including a reconciliation to the Group’s GAAP results, is analysed below.

									2005/06		Growth			2006/07		52 week growth
						Growth	Impact of		at constant		at constant	on 52 week basis				at constant
						at actual	exchange		exchange		exchange			at constant		exchange
						exchange	rate		rates		rates	Impact of	exchange rates			rates
		2006/07		2005/06		rates	movement		(non-GAAP)		(non-GAAP)	53rd week		(non-GAAP)		(non-GAAP)
		£m		£m		%	£m		£m		%	£m		£m		%

	Sales by origin and destination:
	UK	482.5		469.6		2.7	–		469.6		2.7	(7.3)		475.2		1.2
	US	1,410.7		1,282.7		10.0	(54.6)		1,228.1		14.9	(20.8)		1,389.9		13.2

		1,893.2		1,752.3		8.0	(54.6)		1,697.7		11.5	(28.1)		1,865.1		9.9

	Operating profit:
UK	– Trading	55.0		49.1		12.0	–		49.1		12.0	(1.8)		53.2		8.4
	– Group function	(7.4)		(8.0)		n/a	–		(8.0)		n/a	–		(7.4)		n/a

		47.6		41.1		15.8	–		41.1		15.8	(1.8)		45.8		11.4
	US	173.8		167.1		4.0	(7.1)		160.0		8.6	–		173.8		8.6

		221.4		208.2		6.3	(7.1)		201.1		10.1	(1.8)		219.6		9.2

	Profit before tax	213.2		200.4		6.4	(6.7)		193.7		10.1	(1.5)		211.7		9.3

	Profit for the financial period	141.5		130.8		8.2	(4.4)		126.4		11.9	(0.9)		140.6		11.2

	Earnings per share	8.2	p	7.5	p	9.3	(0.2	)p	7.3	p	12.3	(0.1	)p	8.1	p	11.0

	As at	At 2006/07	Growth at	Impact of	Growth at
	reported	exchange rates	as reported	exchange rate	constant
	exchange rates	(non-GAAP)	exchange rates	movement	exchange rates
	£m	£m	%	%	%

Sales:
2001/02	1,570.1	1,307.4
2002/03	1,598.5	1,387.9	1.8	4.4	6.2
2003/04	1,605.5	1,487.3	0.4	6.8	7.2
2004/05	1,615.5	1,603.7	0.6	7.2	7.8
2005/06	1,752.3	1,697.7	8.5	(2.6)	5.9
2006/07	1,893.2	1,893.2	8.0	3.5	11.5

5 year compound annual growth			3.8		7.7

Operating profit:
2001/02	177.9	148.6
2002/03	193.9	168.5	9.0	4.4	13.4
2003/04	203.1	188.9	4.7	7.4	12.1
2004/05	212.5	211.0	4.6	7.1	11.7
2005/06	208.2	201.1	(2.0)	(2.7)	(4.7)
2006/07	221.4	221.4	6.3	3.8	10.1

5 year compound annual growth			4.5		8.3

Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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45

Five year financial summary

	2006/07	(1)	2005/06		2004/05		2003/04	(2)	2002/03	(2)
	£m		£m		£m		£m		£m

Sales	1,893.2		1,752.3		1,615.5		1,605.5		1,598.5

Operating profit	221.4		208.2		212.5		203.1		193.9
Financing costs (net)	(8.2)		(7.8)		(8.6)		(10.4)		(14.0)

Profit before tax	213.2		200.4		203.9		192.7		179.9
Taxation	(71.7)		(69.6)		(69.1)		(69.4)		(65.3)

Profit for the period	141.5		130.8		134.8		123.3		114.6

Earnings per share(3)	8.2	p	7.5	p	7.8	p	7.2	p	6.7	p
Dividends per share	3.6	p(4)	3.3	p	3.0	p	2.5	p	2.1	p

Investment in fixed and working capital	158.5		147.1		156.6		96.6		105.5
Depreciation and amortisation	50.3		46.2		41.7		40.4		37.8
Net debt	(118.4)		(98.6)		(83.5)		(79.9)		(140.1)
Total equity	886.3		878.9		771.7		700.2		646.8

Gearing(5)	13.4%		11.2%		10.8%		11.4%		21.6%
Return on capital employed(6)	22.8%		22.4%		26.3%		25.7%		24.9%
Fixed charge cover(7)	2.0	x	2.0	x	2.2	x	2.1	x	2.1	x

Number of store numbers at end of period:
US	1,308		1,221		1,156		1,103		1,050
UK	581		593		602		604		610
Percentage increase in like for like sales:
US	6.2%		7.1%		5.9%		4.6%		5.4%
UK	1.2%		(8.2)%		3.0%		5.5%		5.2%
Group	4.8%		2.4%		5.0%		4.9%		5.3%
Average sales per store (£’000s)(8):
US	1,068		1,072		976		1,028		1,074
UK	831		813		866		824		747
Number of employees (full-time equivalents)	16,836		15,652		15,145		14,502		14,160

(1)	53 week year. See page 44 for the impact on sales, operating profit, profit before tax and earnings per share.
(2)	Based on Historic UK GAAP, restated for Adopted IFRS, and is therefore unaudited.
(3)	Profit attributable to shareholders divided by the weighted average number of shares in issue.
(4)	Final dividend translated at US$/£ exchange rate of 2.00, being the Noon Buying Rate on 17 April 2007.
(5)	Net debt as a percentage of total equity.
(6)	Operating profit divided by monthly average capital employed.
(7)	The ratio of earnings before interest, tax, amortisation, rent, rates and operating lease expenditure to net finance income and expense plus rents, rates and operating lease expenditure.
(8)	Including only stores operated for the full financial period.

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Designed and produced by corporateprm Printed by royle corporate print	Signet Group plc Annual Review and Summary Financial Statement 53 weeks ended 3 February 2007

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